SECURITIES AMERICA, INC.
(SEC I.D. No. 8-26602)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Securities America, Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Statement of Financial Condition

December 31, 2020

Securities America, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Index
December 31, 2020



Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Securities America Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Securities America Inc. (the "Company") as of December 31, 2020 (Successor), and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 (Successor), in conformity with accounting principles generally accepted in the United States of America.

Change in Reporting Entity

As discussed in Notes 1 and 3 to the financial statement, during the year ended December 31, 2020 Investacorp, Inc., Securities Service Network, LLC, and KMS Financial Services, Inc. merged with and into Securities America, Inc., with Securities America, Inc. continuing as the surviving company. These transactions have been determined to be a combination of entities under common control that resulted in a change in the reporting entity with the financial statement being presented as if the transactions were effective from January 1, 2020.

Merger

As discussed in Note 1 to the financial statement, on February 14, 2020, the Company and its parent, Ladenburg Thalmann Financial Services, Inc. ("Ladenburg"), merged with and became a wholly owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). As discussed in Note 1 to the financial statement, on May 26, 2020, an internal reorganization occurred resulting in Ladenburg becoming the direct parent of AG Artemis Holdings, L.P. and AGHI. As discussed in Note 2 to the financial statement, as a result of the merger and AGHI's election to apply push-down accounting, different bases of accounting have been used to prepare the Predecessor and Successor financial information.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2021

We have served as the Company's auditor since 2020.

Securities America, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2020

(In thousands of dollars, except share amounts)

	December 31, 2020
Assets	
Cash and cash equivalents	$ 46,336
Securities owned, at fair value	216
Receivables from broker-dealers	7,159
Accounts and notes receivable	38,405
Receivables from registered representatives	2,023
Advisor loans from registered representatives, net of accumulated amortization and allowance for doubtful accounts of $776	6,189
Fixed assets, net of accumulated depreciation of $7	150
Goodwill	166,417
Intangible assets, net of accumulated amortization of $12,893	99,069
Operating lease right-of-use assets	1,032
Other assets	4,881
Total assets	371,877
Liabilities and Stockholder's Equity	
Commissions payable	33,687
Compensation payable	245
Deferred compensation payable	438
Accounts payable and accrued expenses	2,074
Payables to affiliates	5,562
Payables to broker-dealers	836
Income tax payable	832
Operating lease liabilities	1,056
Finance lease liabilities	20
Deferred tax liabilities	20,260
Deferred income	5,428
Total liabilities	70,438
Commitments and contingencies (Note 13)	
Stockholder's Equity	
Common stock - $1 par value; 200 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	336,410
Accumulated deficit	(34,971)
Total stockholder's equity	301,439
Total liabilities and stockholder's equity	$ 371,877

The accompanying notes are an integral part of this financial statement.

Securities America, Inc.
Notes to the Financial Statement
December 31, 2020

1. **Organization and Description of the Company**

Securities America, Inc. (the "Company") is a wholly owned subsidiary of Securities America Financial Corporation ("SAFC"), which is an indirect wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., ("Ladenburg").

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company executes its customers' transactions on a fully disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

Prior to February 14, 2020, SAFC was a wholly owned subsidiary of Ladenburg. On November 11, 2019, Ladenburg entered into an Agreement and Plan of Merger (the "Merger") by and among Ladenburg, AGHI, and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of AGHI ("Harvest Merger Sub"). Pursuant to the Merger, on February 14, 2020 (the "Closing Date"), Harvest Merger Sub merged with and into Ladenburg (the "Ladenburg Merger"), with Ladenburg continuing as the surviving corporation in the Ladenburg Merger and becoming a wholly owned subsidiary of AGHI. The Merger was accounted for as a business combination with assets acquired and liabilities assumed recorded at fair value as of the Closing Date, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statement – see Note 3, *Acquisitions and Mergers*.

On May 26, 2020, AGHI effected an internal reorganization of Ladenburg and its subsidiaries and AGHI and its subsidiaries (the "Internal Reorganization"). Pursuant to the Internal Reorganization, Ladenburg contributed the stock of its subsidiaries, in a series of steps, to AGHI. Upon completion of the Internal Reorganization, Ladenburg became an indirect wholly owned subsidiary of AG Artemis Holdings, L.P., ("Artemis"), a Delaware limited partnership and majority owned subsidiary of a fund managed by Reverence Capital Partners LLC., ("Reverence"), as well as the direct parent of AG Parent Corp. As a result, Ladenburg's subsidiaries became direct wholly-owned subsidiaries of AGHI.

In May 2020, Ladenburg announced the following wholly owned subsidiaries of AGHI would merge into the Company in stages beginning in the third quarter of 2020: Investacorp, Inc. ("Investacorp"), Securities Service Network, LLC ("SSN",) and KMS Financial Services, Inc. ("KMS"), referred to collectively as the "ISK Firms" and "ISK Mergers"). These mergers were completed with and into the Company successfully in July 2020, September 2020, and November 2020, respectively, with the Company continuing as the surviving company – see Note 3, *Acquisitions and Mergers*.

2. **Significant Accounting Policies**

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for

Income Taxes. This ASU will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify US GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2021.The adoption of this guidance is not expected to have a material impact on the Company's financial statement.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued new guidance on the measurement of credit losses on financial instruments. The new guidance requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Additional disclosures will also be required regarding significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and it did not have a material impact on the Company's financial statement.

In August 2018, the FASB issued amended guidance on disclosure requirements for fair value measurement. The amendment removes or modifies certain required disclosures, and adds additional disclosures intended to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact a company's performance and cash flows. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and the adoption had no material impact on its financial statement and related disclosures.

In January 2017, FASB issued new guidance to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company adopted the provisions of this guidance on January 1, 2020. The elimination of step two will reduce the complexity and cost of the subsequent measurement of goodwill.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Financial Instruments

The Company's financial instruments as of December 31, 2020 consist of cash and cash equivalents; securities owned; and receivables from and payables to third parties and affiliates. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short-term nature. Securities owned are recognized at fair value.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active

markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Advisor Loans

Advisor loans represents amounts provided to registered representatives primarily as recruiting and other performance measures. Certain amounts provided as loans are forgiven (generally over a period of three to seven years) or repaid either as a percentage of the registered representative's gross production or on a fixed repayment schedule. Amortization expense is recorded on a straight-line basis over the stated life of the loan. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Recoveries, if any, are recognized when received.

Beginning in April 2020, all new loans to registered representatives are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a registered representative separates from the Company, a repayable loan would be set up at Advisor Group. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group.

Goodwill and Intangible Assets

The Statement of Financial Condition includes the purchase price allocated to goodwill and intangible assets from the Merger, comprising of advisor relationships, non-solicitation agreements, trade name, and goodwill. Goodwill is not amortized; however, the intangible assets that are deemed to have definite lives are amortized straight-line over their useful lives of 9, 1, 10 years, respectively.

Goodwill is tested annually for impairment on October 31 and between annual tests if certain events occur indicating that the carrying amounts may be impaired or that triggering events have been identified. When testing goodwill for impairment, if a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill assets are quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value.

We test amortizing intangible assets for recoverability annually on October 31 and between annual tests whenever events or circumstances indicate that the undiscounted future cash flows do not exceed the carrying amount. We monitor the operating and cash flow results related to our intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted, or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value.

The Company's most recent impairment evaluations indicated that neither the Company's goodwill nor intangible asset were impaired.

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Financial Statement of Condition in the period in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of Ladenburg. In addition, in those states that have a unitary structure, Ladenburg also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Ladenburg. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Leases

SAFC and the Company determine if an arrangement is a lease or contains a lease at inception. SAFC and the Company have operating leases for corporate offices and finance leases for equipment with remaining lease terms of 2 years to 12 years, some of which include options to extend the lease. For leases with renewal options, the lease term is extended to reflect renewal options SAFC and the Company are reasonably certain to exercise. The leases held by SAFC support the subsidiaries owned by SAFC including the Company and the related costs are allocated to the subsidiaries based on each entity's trading activity and volumes.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future

7

lease payments over the lease term at the commencement date. As SAFC and the Company's leases do not provide an implicit rate, SAFC and the Company estimate its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

3. Acquisitions and Mergers

Ladenburg Merger

As discussed in Note 1, on November 11, 2019, Ladenburg entered into the Merger by and among Ladenburg, AGHI, and Harvest Merger Sub. Pursuant to the Ladenburg Merger Agreement, on February 14, 2020, Harvest Merger Sub merged with and into Ladenburg, with Ladenburg continuing as the surviving corporation in the Ladenburg Merger and becoming a wholly owned subsidiary of AGHI. The Merger was accounted for as a business combination with assets acquired and liabilities assumed recorded at fair value as of the Closing Date, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statement based on a preliminary estimate of their fair values.

Assets Acquired and Liabilities Assumed

The Company performed a valuation of acquired assets and liabilities associated with the Merger in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, and ASC 820, Fair Value Measurements and Disclosures. Advisor loans from registered representatives, net of accumulated amortization, were valued based on the income approach, with forgivable loan payment amounts projected based on the expected conversion to repayable loans. Internally developed technology was estimated using the cost approach and the fair value of deferred revenue liabilities related to the receipt of advisory fee payments was based on the sum of costs incurred to service the revenue and an applicable profit margin. For the remaining assets acquired and liabilities assumed, excluding goodwill and intangible assets, fair value amounts approximate book value.

A summary of the assets acquired and liabilities assumed as a direct result of AGHI's pushdown accounting election is as follows (in thousands):

	Fair Value
Assets acquired:	
Cash and cash equivalents	$ 58,473
Restricted cash	100

Securities owned, at fair value	457
Receivables from broker-dealers	16,652
Accounts and notes receivable	20,821
Receivables from registered representatives	1,411
Advisor loans from registered representatives	3,635
Intangible assets	111,962
Fixed assets	642
Other assets	13,514
Due from affiliates	19,664
Operating lease right-of use assets	1,691
Total assets acquired	249,022
Liabilities assumed:	
Commissions payable	28,909
Compensation payable	3,302
Accounts payable and accrued expenses	7,714
Payables to broker-dealers	2,090
Deferred income	12,573
Deferred tax liabilities	22,405
Operating lease liabilities	1,719
Income tax payable	317
Total liabilities assumed	79,029
Net assets acquired	$ 169,993

Goodwill and Intangible Assets

Based on the above valuation, goodwill of approximately $166,417 related to the Merger was recognized at the Closing date in the Statement of Financial Condition related to the acquisition of an assembled workforce and other intangible assets that do not qualify for separate recognition. Goodwill recognized from the Merger will not be deductible for income tax purposes.

The fair value of the acquired intangible assets was estimated using an income approach for the advisor relationships, trade name, and non-competition agreements resulting from the Merger, first determining the portion of cash flow that is attributable to these intangibles. The intangible asset cash flows are forecast over the economic life of each asset, and value is determined by measuring the present value of the allocated after-tax cash flows and adding the tax amortization benefit. Intangible assets resulting from the Merger consist of advisor relationships totaling $70,296,000 with a useful life of nine years.

ISK Mergers

As discussed in Note 1, on July 17, 2020, September 18, 2020, and November 6, 2020, Investacorp, SSN, and KMS completed each merger, respectively, with and into the Company, with the Company continuing as the surviving company. These transactions have been determined to be a combination of entities under common control that resulted in a change in the reporting entity. Accordingly, the financial results of the Company have been adjusted to include the impacts of the transactions in the current period as if the certain assets and liabilities acquired had been consolidated at the beginning of the period presented.

The following table summarizes the impact of the transaction to the Company's Statement of Financial Condition as of January 1, 2020:

Assets	As Previously Reported: SA 2019	Retrospective Adjustments IC	SSN	KMS	As Retrospectively Adjusted SA 1/1/20 Combined
Cash and cash equivalents	$ 21,403	$ 13,376	$ 10,913	$ 11,853	$ 57,545
Restricted cash	150	-	-	100	250
Securities owned, at fair value	282	67	38	32	419
Receivables from broker-dealers	4,813	1,553	-	1,030	7,396
Accounts and notes receivable	28,938	4,238	4,872	7,000	45,048
Receivables from registered representatives	808	153	8	371	1,340
Advisor loans	13,349	2,434	1,761	5,157	22,701
Intangible assets	7,470	5,522	7,073	3,025	23,090
Goodwill	47,783	21,917	2,826	3,423	75,949
Fixed assets	-	-	-	449	449
Other assets	2,791	353	876	1,113	5,133
Due to / from affiliate	7,215	485	30	73	7,803
Deferred tax assets	519	(5,611)	7,654	175	2,737
Operating lease right-of use assets	-	-	75	1,472	1,547
Total assets	135,521	44,487	36,126	35,273	251,407
Liabilities					
Commissions payable	18,956	4,743	3,721	5,602	33,022
Compensation payable	6,746	17	927	959	8,649
Accounts payable and accrued expenses	5,296	1,507	606	1,688	9,097
Income tax payable	1,144	588	(90)	238	1,880
Deferred income	2,101	168	112	1,390	3,771
Due to / from affiliate	2,495	399	487	24	3,405
Operating lease liabilities	-	-	76	1,492	1,568
Total liabilities	36,738	7,422	5,839	11,393	61,392
Total net assets	$ 98,783	$ 37,065	$ 30,287	$ 23,880	$ 190,015

Goodwill and Intangible Assets

Goodwill of approximately $41,452,000, $16,480,000, and $8,105,000 was included in the net transfer of assets and liabilities on each respective ISK Merger date.

Intangible assets included in the net transfer following each ISK Merger Closing Date consist of the following (in thousands):

	Useful Life Remaining (in years)	Net Assets Transferred Gross Carrying Amount	Accumulated Amortization	NBV
Investacorp				
Advisor relationships	7.2	$ 23,730	$ (2,608)	$ 21,122
Non-compete agreements	0.2	923	(812)	111
SSN				
Advisor relationships	8.2	8,644	(845)	7,799
Non-compete agreements	0.2	796	(700)	96
KMS				
Advisor relationships	9.2	7,074	(622)	6,452
Non-compete agreements	0.2	499	(439)	60
Total intangible assets transferred		$ 41,666	$ (6,026)	$ 35,640

The carrying value of the trade names for Investacorp, SSN, and KMS recognized as a direct result of the Ladenburg Merger on the Closing Date were fully impaired prior to each respective merger date and were therefore not included in above acquired assets and assumed liabilities. The resulting impairment losses were recognized on each ISK Firm immediately prior to each respective merger date as follows:

ISK Firms Trade Names, carrying value impaired:		
Investacorp	$	1,657
SSN	$	1,481
KMS	$	1,567

4. Leases

Weighted average information related to leases as of December 31, 2020 was as follows:

Weighted-average remaining lease term (years)	
Finance leases	2.4
Operating leases	3.8
Weighted-average discount rate	
Finance leases	4.9%
Operating leases	5.5%

Maturities of lease liabilities as of December 31, 2020 were as follows:

(In thousands of dollars)	Finance Leases		Operating Leases	
2021	$	10	$	300
2022		8		308
2023		4		317
2024				243
Total lease payments		22		1,168
Less imputed interest		(2)		(112)
Total	$	20	$	1,056

5. Fair Value Measurements

As of December 31, 2020, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned

The Company's trading securities include money market funds, certificates of deposit, mutual funds, municipal and other governmental bonds, and traded equity and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices,

and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. As of December 31, 2020, the Company did not adjust prices received from the independent third-party pricing services.

The assets and liabilities carried at fair value on a recurring basis as of December 31, 2020 are summarized as follows:

(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Assets				
Debt securities	$ 1	$ -	$ -	$ 1
Common stock and warrants	152	-	-	152
Other securities	-	63	-	63
Total assets at fair value	$ 153	$ 63	$ -	$ 216

6. Accounts and Notes Receivable

Accounts and notes receivable as of December 31, 2020 consist of the following:

(in thousands of dollars)

Commission revenue receivable	$ 28,346
Sponsor revenue receivable	5,117
Clearing credit revenue receivable	4,576
Other	366
Total accounts and notes receivable	$ 38,405

7. Advisor Loans

The following table presents our advisor loans as of December 31, 2020

(in thousands of dollars)

	December 31, 2020
Forgivable loans	$ 4,763
Accumulated amortization	(716)
Forgivable loans, net	4,047
Repayable loans	2,202
Allowance for doubtful accounts	(60)
Repayable loans, net	2,142
Total Advisor loans	$ 6,189

8. Fixed Assets

Fixed assets consist of the following as of December 31, 2020:

(in thousands of dollars)	December 31, 2020		
	Gross Carrying Amount	**Accumulated Depreciation**	**Fixed Assets, Net**
Computer equipment	$ 130	$ -	$ 130
Finance lease assets	27	(7)	20
Total fixed assets	$ 157	$ (7)	$ 150

9. Goodwill and Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

(in thousands of dollars)	December 31, 2020		
	Gross Carrying Amount	**Accumulated Amortization**	**Goodwill and Intangible Assets, Net**
Goodwill	$ 166,417	$ -	$ 166,417
Advisor relationships	109,744	(10,943)	98,801
Non-compete agreements	2,218	(1,950)	268
Total goodwill and intangible assets	$ 278,379	$ (12,893)	$ 265,486

10. Related Party Transactions

The Company has a revenue and expense sharing arrangement with Securities America Advisors, Inc. (a registered investment advisory firm wholly-owned by SAFC, "SAA") and is allocated revenue and overhead expense from SAFC.

Pursuant to a service agreement with Ladenburg, including the Company, Ladenburg and various affiliates provided services to the Company and other affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Certain conference and product incentive income and related expenses are directly credited and charged to the Company by Ladenburg.

The Company also obtained its errors and omissions, cyber liability, and fidelity bond insurance through

Ladenburg until the Closing Date at which time the Company obtained these through Advisor Group. Effective on the Closing Date following the Ladenburg Merger, all employees became employees of Advisor Group. All payroll and related employee costs as well as other fees received and paid by Advisor Group related to the Company are charged directly to the Company as they are incurred.

Ladenburg Thalmann Annuity Insurance Services LLC ("LTAIS"), an affiliate, pays wages and benefits to certain employees of the Company and allocated these costs directly to the Company until the Ladenburg Merger. AGI allocated these costs directly to the Company for the remainder of 2020.

11. Income Taxes

The Company files consolidated federal and certain combined state and local income tax returns with Ladenburg. For financial reporting purposes, the Company determines its income tax provision on a separate company basis pursuant to a tax sharing agreement. Taxes currently payable by the Company on a separate basis will be paid to Ladenburg.

Deferred income taxes consist of the following as of December 31, 2020:

(In thousands of dollars)

	Successor December 31, 2020
Deferred tax asset:	
Accrued Expenses	$ 700
Advisor Loans	1,034
Deferred Comp	121
Fixed Assets	43
Net Operating Losses	306
Other	63
Operating Lease Liability	290
Deferred income	1,035
Unearned Income	28
Total	3,620
Less: Valuation allowance	(120)
Total deferred tax asset	3,500
Deferred tax liability:	
Operating lease asset	284
Contract acquisition costs	73
Deferred income	22
Intangible assets	23,381
Total deferred tax liability	23,760
Net deferred tax liability	$ 20,260

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2020, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2017 to 2020 remain open to examination in the federal jurisdiction. The tax years of 2016 to 2020 remain open to examination in the state jurisdictions.

Income tax benefits are recognized for a tax position when, in management's judgement, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties related to income taxes as a component of the income tax provision.

12. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. As of December 31, 2020, the Company had net capital of approximately $27,079 which was approximately $26,829 in excess of the amount required.

The Company is exempt from the Computation of a Reserve Requirement under the provision of Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").

13. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. The Company also maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the applicable deductible under insurance coverage will be paid directly by the Company. As of December 31, 2020, the Company accrued approximately $1,387,000 for legal and regulatory matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under

these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

14. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through March 1, 2021, which is the date the financial statement was available to be issued.